Filed pursuant to Rule 424(b)(3)
                                         Registration No. 333-59980


                       PROSPECTUS SUPPLEMENT

               To Prospectus dated August 31, 2001

                               of

                           BRAINTECH, INC.

                      16,060,289 Common Shares

This Prospectus Supplement corrects minor errors in the audited financial statements of Braintech, Inc. for the year ended
December 31, 2000.

In the Consolidated Balance Sheet as at December 31, 2000, issued share capital is reduced from $45,999 to $45,599 and additional paid in-capital is increased from $9,201,833 to $9,202,233. The reason for the change is that 400,000 shares issued in settlement of a legal claim were not issued until after December 31, 2000.

In the Consolidated Statements of Stockholders' Equity (Deficit), common stock recorded as "Common stock to be issued in settlement of legal claim" is reduced from $400 to $0. Additional paid-in capital recorded in that line is increased from $99,600 to $100,000 and the number of shares issued is reduced from 400,000 to 0. The number of shares shown outstanding as at December 31, 2000 is reduced from 45,999,333 to 45,599,333. The share capital balance as at December 31, 2000 is reduced from $45,999 to $45,599 and the additional paid-in capital balance is increased from $9,201,833 to $9,202,233.

In the Notes to Consolidated Financial Statements, consequential changes have been made to Notes 3 and 9.

Revised Consolidated Balance Sheets, Consolidated Statements of
Stockholders' Equity (Deficit) and Notes 3 and 9 are included on pages F-1 to F-4 of the Prospectus Supplement.

This Prospectus Supplement also corrects an error in the description of Exhibit 23.1 in the Index of Exhibits. The date of Exhibit 23.1 is September 7, 2001 rather than July 3, 2001.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The date of this prospectus supplement is September 27, 2001.

BRAINTECH, INC.                   F-1
(A Development Stage Enterprise)

Consolidated Balance Sheets
(Expressed in U.S. dollars)

December 31, 2000 and 1999


=======================================================================================
                                                              2000                 1999
---------------------------------------------------------------------------------------

Assets

Current assets:
  Cash and cash equivalents                         $      899,573        $     424,461
  Short-term investments                                     6,929                6,929
  Accounts receivable less allowance
     of nil (1999 - nil)                                    20,140               16,189
  Inventory                                                  3,369                3,369
  Due from related companies (note 5(a))                    14,748               13,644
Prepaid expenses                                            10,121                7,392

  -------------------------------------------------------------------------------------
                                                           954,880              471,984

Deposit on lease                                             2,297                    -

Due from directors and officers (note 5(b))                      -	         10,130

Fixed assets (note 6)                                      176,895              134,210
---------------------------------------------------------------------------------------
                                                    $    1,134,072         $    616,324
=======================================================================================

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
  Accounts payable and accrued liabilities          $      50,686           $    87,710
  Deferred revenue                                              -                21,506
  -------------------------------------------------------------------------------------
                                                           50,686               109,216

Amounts in dispute (note 9(b))                                  -               606,000
---------------------------------------------------------------------------------------
                                                           50,686               715,216

Stockholders' equity (deficit):
  Common stock (note 6):
    Authorized:  200,000,000 shares,
    with $0.001 par value
    Issued:  45,599,333 shares (1999 - 41,338,333)         45,599                41,228
Additional paid-in capital (note 7(f))                  9,202,233             6,910,323
Deficit accumulated prior to the development stage        (58,800)              (58,800)
Deficit accumulated during the development stage       (8,105,646)           (6,991,643)
  -------------------------------------------------------------------------------------
                                                         1,083,386              (98,892)
  -------------------------------------------------------------------------------------
                                                    $    1,134,072       $      616,324
=======================================================================================


Future operations (note 2)
Contingencies (note 9)
Commitments (note 10)
Subsequent events (notes 7(g), 9 and 14)

See accompanying notes to consolidated financial statements.

BRAINTECH, INC.                   F-2
(A Development Stage Enterprise)

Consolidated Statements of Stockholders' Equity (Deficit)
(Expressed in U.S. dollars)

=========================================================================================================================
                                                                                                Deficit           Deficit
                                                                                            accumulated       accumulated
                                                                             Additional    prior to the        during the
                                                                Common          paid-in     development       development
                                                 Stock           stock          capital           stage             stage
-------------------------------------------------------------------------------------------------------------------------
Balance, January 3, 1994                     17,400,000     $   17,400     $  1,039,271     $   (58,800)      $         -

Net loss                                              -              -                -	              -        (1,006,716)
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                   17,400,000         17,400        1,039,271         (58,800)       (1,006,716)

Net loss                                              -              -                -               -          (748,310)
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                   17,400,000         17,400        1,039,271         (58,800)       (1,755,026)

Common stock transactions (net of
  issue costs):
  Issued for cash at $0.1895 per share          950,000            950          173,440               -                 -
  Issued for cash at $0.25 per share            733,333            733          183,167               -                 -
  Issued for cash at $0.20 per share          3,000,000          3,000          592,500               -                 -
  Shares issued for services rendered         1,200,000          1,200          238,800               -                 -
  Net loss                                            -              -	              -               -          (959,945)
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                   23,283,333         23,283        2,227,178         (58,800)       (2,714,971)

Common stock transactions (net of
  issue costs):
  Issued for cash at $0.20 per share          2,000,000          2,000           396,991              -                 -
  Issued for cash at $0.15 per share          1,000,000          1,000           148,279              -                 -
  Shares issued for services rendered           300,000            300            59,700              -                 -
  Compensatory benefit of employee
    stock options                                     -              -	         200,000              -                 -
  Net loss                                            -              -                 -              -          (930,042)
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                   26,583,333         26,583         3,032,148        (58,800)       (3,645,013)

Common stock transactions (net of
  issue costs):
  Issued for cash at $0.25 per share          1,600,000          1,600           398,400              -                 -
  Issued for cash at $0.20 per share          2,188,000          2,188           435,412              -                 -
  Compensatory benefit of employee
    stock options                                     -              -           927,800              -                 -
  Net loss                                            -              -                 -              -        (2,110,556)
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                   30,371,333         30,371         4,793,760        (58,800)       (5,755,569)

Common stock transactions (net of
  issue costs):
  Issued for cash at $0.15 per share          9,800,000          9,800         1,433,950              -                 -
  Issued for cash at $0.20 per share            157,000            157            31,243              -                 -
  Issued for cash at $0.60 per share          1,010,000          1,010           604,990              -                 -
  Common stock subscriptions                          -              -           110,270              -                 -
  Subscriptions receivable                            -           (110)          (65,890)             -                 -
  Compensatory benefit of employee
    stock options                                     -              -             2,000              -                 -
Net loss                                              -              -                 -              -        (1,236,074)
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                   41,338,333         41,228         6,910,323        (58,800)       (6,991,643)

Common stock issued for cash at $0.20
  per share (net of share issue costs)        3,976,000          3,976           790,305              -                 -
Subscriptions received in cash                        -            110            65,890              -                 -
Settlement of litigation (note 9(b))                  -              -           606,000              -                 -
Common stock issued for cash on subscriptions	285,000	           285              (285)             -                 -
Common stock subscriptions received in cash           -              -           730,000              -                 -
Common stock to be issued in settlement of
  legal claim (note 9(a))                             -              -           100,000              -                 -
Net loss                                              -              -                 -              -        (1,114,003)
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                   45,599,333   $     45,599   $     9,202,233   $    (58,800)    $  (8,105,646)
=========================================================================================================================

See accompanying notes to consolidated financial statements.

3.  Adjustment

    In late August 2001, after review and consultation with the staff of the Securities and Exchange Commission it was concluded that the accounting treatment for the resolution of legal proceedings against the Company (note 9(b)) should not be recorded as a gain in the consolidated statements of operations and should be recorded as equity in the consolidated statements of stockholders' equity (deficit) as the amounts in dispute related to an equity transaction. As well, the 400,000 shares to be issued in settlement of legal claim should not be recorded in common stock, only in additional paid-in capital.

    The impact of the change on previously issued financial statements is as follows:

    Consolidated Balance Sheets
=========================================================================

                                                    December 31, 2000
                                               As previously     Adjusted
                                                    reported       amount

    Common stock                                 $    45,999       45,599
    Additional paid-in capital                     8,595,833    9,202,233
    Deficit accumulated during development stage  (7,499,646)  (8,105,646)

=========================================================================

    Consolidated Statements of Operations

================================================================================

                            Period from inception
                              on January 3, 1994              Year ended
                             to December 31, 2000         December 31, 2000
                           As previously  Adjusted   As previously     Adjusted
                                reported    amount        reported       amount

    Operating expenses $   7,640,212      8,246,212         621,064    1,227,064
    Operating loss        (7,526,239)    (8,132,239)       (534,596)  (1,140,596)
    Net loss              (7,499,646)    (8,105,646)       (508,003)  (1,114,003)
    Loss per share             (0.29)         (0.32)          (0.01)       (0.03)


================================================================================

    The consolidated statements of cash flows and stockholders' equity (deficit) and the accompanying notes have been adjusted to reflect the change in accounting treatment for this transaction.


9.  Contingencies:

(a) On February 1, 1999, a former employee of the Company commenced legal proceedings against the Company claiming damages for an alleged breach of a stock option agreement and an amount owing pursuant to a consulting agreement. The
    Company and the former employee entered into a Mutual Release and Settlement Agreement dated February 1, 2001 whereby the
    Company will issue 400,000 common shares at a deemed price of $0.25 per share to the former employee's company. The cost of the settlement of these proceedings, which commenced prior to year-end, has been recognized as a loss on settlement of litigation and an addition to paid-in capital in the December 31, 2000 consolidated financial statements.

(b) On March 16, 1999 three corporations commenced legal proceedings against the Company and certain of its present and former directors claiming damages in the amount of $606,000 for breach of contract and conversion of stock certificates. The Company's records show that during the fiscal year ended December 31, 1995, $606,000 was received on account of the subscription of 3,000,000 shares at $0.25 per share. In November 1995 the Company cancelled the certificates representing the 3,000,000 shares, on the basis of irregularities in the issuance of the certificates and in other dealings between the Company and parties affiliated with the subscribers. The Company did not record any shares isued in relation to the 3,000,000 shares in dispute. Prior to December 31, 1998, the Company recorded $606,000 as funds received outside of shareholders' equity on its balance sheet. On the commencement of legal proceedings in March 1999, the Company reclassified the $606,000 to "amounts in dispute", as a line item classification in the liabilities section of the Company's financial statements.

    The Company filed a defence and counterclaim in the legal proceedings alleging that the Plaintiffs and a former promoter of the Company caused share certificates of the Company to be issued improperly, and caused funds of the Company to be used for unauthorized and improper purposes. In January 2001 the Supreme
    Court of British Columbia dismissed the claims against the Company and its present and former directors on the grounds that the Plaintiffs failed to comply with a court order for the production of documents. The Plaintiffs have not appealed the judgment. As a result of the dismissal of the legal proceedings against the Company, the amount of $606,000 has been recorded as additional paid in capital in the statement of stockholders' equity for the year ended December 31, 2000.